EXHIBIT 12

JOHNSON & JOHNSON AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)
(Dollars in Millions)

	Fiscal Year Ended
	January 3,	December 28,	December 30,	December 31,	January 1,
	2010	2008	2007	2006	2006

Determination of Earnings:
Earnings Before Provision for Taxes on Income	$15,755	$16,929	$13,283	$14,587	$13,116
Fixed Charges, less Capitalized Interest	558	538	397	158	137

Total Earnings as Defined	$16,313	$17,467	$13,680	$14,745	$13,253

Fixed Charges:
Estimated Interest Portion of Rent Expense	107	103	101	95	83
Interest Expensed and Capitalized	552	583	426	181	165

Total Fixed Charges	$659	$686	$527	$276	$248

Ratio of Earnings to Fixed Charges	24.75	25.46	25.96	53.42	53.44

(1)	The ratio of earnings to fixed charges is computed by dividing the sum of earnings before provision for taxes on income and fixed charges by fixed charges. Fixed charges represent interest expense (before interest is capitalized), amortization of debt discount and an appropriate interest factor on operating leases.